UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, Building 7C, Huntley Street, Alexandria, NSW 2015, Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Entry into a Material Definitive Agreement

Amendment to Credit Facility

Effective March 12, 2020, Naked Brand Group Limited (the “Company”) entered into a Deed of Amendment and Restatement (the “Restated Agreement”) that amended and restated that certain Facility Agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon Limited, as borrower (the “Borrower”), the Company and certain subsidiaries and affiliates thereof, as guarantors (collectively, the “Guarantors”), and Bank of New Zealand, as lender (the “Lender”).

Under the Restated Agreement, the Lender will continue to make available (i) a revolving credit facility (the “Revolving Facility”), for which the facility limit, as amended, is NZ$16.7 million (approximately US$10.5 million), and (ii) an instrument facility (the “Instrument Facility”), for which the facility limit is NZ$1.345 million (approximately US$0.846 million). The Revolving Facility presently has an outstanding principal balance of NZ$16.7 million (approximately US$10.5), the maximum amount available under the facility. The Borrower will reduce its indebtedness under the Restated Agreement by an aggregate of NZ$7.0 million (approximately US$4.4 million) in installments between March 31, 2020 and November 30, 2021, which will also reduce the facility limit under the Revolving Facility. The facilities terminate on March 12, 2022.

Drawings under the Revolving Facility that are prepaid by the Borrower may be re-borrowed, subject to the facility limit and certain other conditions being satisfied. Drawings in New Zealand dollars will bear interest for each interest period at a rate per annum equal to the sum of (i) the New Zealand bank bill reference rate administered by the New Zealand Financial Markets Association, as determined and adjusted in accordance with the Restated Agreement, (ii) a liquidity premium determined by the Lender from time to time and advised to the Borrower, (iii) a business basis premium published by the Lender on its website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Each interest period will be three months, unless otherwise agreed by the Lender. All drawings must be repaid on the termination date of the facilities.

The Lender will make instruments available under the Instrument Facility, subject to the facility limit and certain other conditions being satisfied. The types of available instruments include letters of credit, bank guarantees and performance bonds. The expiration, repayment or other discharge of an instrument does not reduce the facility limit for the Instrument Facility. All instruments will expire no later than the termination date of the facilities.

The Borrower will pay the Lender a one-time establishment fee equal to 3% of the aggregate facility limit and will pay the Lender an annual line fee equal to 2% of the aggregate facility limit.

All of the obligations under the Restated Agreement are guaranteed by the Company and the other Guarantors. The obligations are secured pursuant to a general security interest granted over the assets of the Borrower, the Company and certain of the other Guarantors.

The Restated Agreement contains certain customary representations and covenants, including negative covenants that restrict each of the Borrower’s and Guarantors’ ability to, among other things, (i) create any security interest affecting its property, other than certain permitted security interests, (ii) dispose of all or a substantial part of its property, other than certain permitted disposals, (iii) incur, guarantee or be a creditor for any finance debt, subject to certain exceptions, (iv) make distributions, subject to certain exceptions, (v) engage in transactions with related persons, (vi) engage in mergers, acquisitions and similar transactions, (vii) transfer its jurisdiction of incorporation, (viii) form or acquire subsidiaries, or (ix) change its name. The Restated Agreement also includes financial covenants providing that (i) for any calendar month in the 12-month period preceding each fiscal quarter end, the Company’s actual sales and gross profit shall not vary adversely by more than 15% from the Company’s budget and (ii) for each calendar month, the ratio of inventory to debt under the Revolving Facility shall be more than 1.35 times until July 31, 2020 and more than 1.65 times thereafter.

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Events of default under the Restated Agreement include, but are not limited to, (i) the failure to pay principal, interest or other amounts when due, subject to grace periods in certain cases, (ii) the breach of any undertaking or other obligations in the Restated Agreement or other finance documents, subject to materiality thresholds and to cure in certain cases, (iii) the breach of any representation made under the Restated Agreement or other finance documents, subject to cure in certain cases, (iv) the insolvency of the Borrower or any Guarantor, (v) the occurrence of certain events relating to the liquidation, reorganization or similar of the Borrower or any Guarantor, (vi) a material adverse change with respect to the Borrower or any Guarantor, (vii) a default with respect to certain other material indebtedness of the Borrower or any Guarantor, and (vi) certain changes in control. Upon the occurrence of any event of default, the Lender may cancel the facility, declare any drawings, advance, or other indebtedness due and payable either immediately, on demand, or on such other date as the Lender may specify, and/or require the Borrower to make a prepayment under any outstanding instrument. The Lender also may foreclose on any or all of the security interests granted by the Borrower, the Company and the other Guarantors. Upon default due to failure to pay an amount when due, the Borrower will be required to pay a default interest rate on the overdue amount equal to the interest otherwise payable on the overdue amount plus 2.00% per annum.

The foregoing summary of the Restated Agreement is not complete and is qualified in its entirety by reference to the full text of the Restated Agreement, a copy of which is included as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

The foregoing summary of the Restated Agreement and the copy thereof attached hereto are not intended to be, and should not be relied upon, as disclosures regarding any facts and circumstances relating to the Company or any of its subsidiaries or affiliates. The agreement contains representations and warranties by us, which were made only for purposes of the agreement and as of specified dates. The representations, warranties and covenants in the agreement were made solely for the benefit of the parties to the agreements; may be subject to limitations agreed upon by the contracting parties, including being subject to confidential disclosures that may modify, qualify or create exceptions to such representations and warranties; may be made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreements.

Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Deed of Amendment and Restatement, dated as of March 12, 2020, by and among Bendon Limited, as borrower, certain affiliates thereof, as guarantors, and Bank of New Zealand, as lender.

99.1	Press release dated March 12, 2020.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

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